Please review the attached details about the Drivn Rentals capital raise we are completing. We would love to have your expertise and involvement in our growing business.

http://wefunder.com/drivnrentals

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.